CERTIFICATE OF ELIMINATION

OF THE

SERIES A PREFERRED STOCK

OF

INTERLEUKIN GENETICS, INC.

Pursuant to Section 151(g) of the

General Corporation Law of the State of Delaware

Interleukin Genetics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the Delaware General Corporation Law (the “DGCL”), hereby certifies as follows:

FIRST:          Pursuant to Section 151 of the DGCL and authority granted in the Corporation’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Board of Directors of the Corporation previously designated 5,000,000 shares of preferred stock as Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), and established the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof as set forth in the Certificate of Designation, Preferences, and Rights of Series A Preferred Stock of the Corporation, which was filed in the Office of the Secretary of State of the State of Delaware on March 5, 2003 and is in full force and effect on the date hereof.

SECOND:     In accordance with the provisions of Section 151 of the DGCL, a committee of the Board of Directors of the Corporation, on June 29, 2012, duly adopted the following resolutions authorizing the elimination of said Series A Preferred Stock:

RESOLVED, that no shares of the Corporation’s Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), are currently outstanding and no shares of Series A Preferred Stock will be issued subject to the Certificate of Designation, Preferences, and Rights of Series A Preferred Stock previously filed with respect to the Series A Preferred Stock on March 5, 2003; and

RESOLVED FURTHER, that the officers of the Corporation, or any one or more of them, hereby are authorized, in the name and on behalf of the Corporation, pursuant to Section 151(g) of the DGCL, to execute and file a Certificate of Elimination of the Series A Preferred Stock with the Secretary of State of the State of Delaware, which shall have the effect when filed with the Secretary of State of the State of Delaware of eliminating from the Corporation’s Certificate of Incorporation, as amended, all matters set forth in the Certificate of Designation, Preferences, and Rights of Series A Preferred Stock with respect to such Series A Preferred Stock and returning such shares to the status of authorized and unissued shares of the preferred stock of the Corporation, without designation as to series.

THIRD:          That in accordance with the provisions of Section 151 of the DGCL, the Certificate of Incorporation is hereby amended to eliminate all references to the Series A Preferred Stock, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the preferred stock of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by its duly authorized officer, as of the 29 day of June, 2012.

INTERLEUKIN GENETICS, INC.

By:	/s/ Lewis H. Bender
Name:	Lewis H. Bender
Title:	Chief Executive Officer